Issuer Free Writing Prospectus dated February 8, 2021
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated February 8, 2021 and Registration Statement No. 333-240086

READY CAPITAL CORPORATION
5.75% SENIOR NOTES DUE 2026
PRICING TERM SHEET

Dated: February 8, 2021

This pricing term sheet supplements Ready Capital Corporation’s preliminary prospectus supplement, dated February 8, 2021 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Ready Capital Corporation and not its subsidiaries.

Issuer:	Ready Capital Corporation, a Maryland Corporation

Securities Offered:	5.75% Senior Notes due 2026 (the “Notes”)

Aggregate Principal Amount:	$175,000,000 (or $201,250,000 if the underwriters’ over-allotment option to purchase additional Notes is exercised in full)

Rating:	BBB+ by Egan-Jones Ratings Company. A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	February 8, 2021

Settlement Date (T+2):	February 10, 2021

Maturity:	February 15, 2026

Interest Rate:	5.75% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months

Interest Payment Dates:	January 30, April 30, July 30, and October 30 of each year, commencing, in the case of the Notes, on April 30, 2021

Issue Price to Investors:	$25.00 per Note, plus accrued interest, if any, from February 10, 2021, if settlement occurs after that date

Yield:	5.75%

Optional Redemption Provision:	We may not redeem the Notes prior to February 15, 2023. On or after February 15, 2023, we may redeem for cash all or any portion of the Notes, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, to, but excluding, the redemption date.

Change of Control:	The occurrence of a Change of Control Repurchase Event will require the Issuer to offer to repurchase the Notes for cash at a repurchase price equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

Denominations:	$25 minimum denominations and $25 integral multiples thereof

Underwriters’ Discount:	$0.75 per Note

Proceeds to Issuer (before expenses):	$169,750,000 (or $195,212,500 if the underwriters’ over-allotment option to purchase additional Notes is exercised in full)

Use of Proceeds:	We intend to contribute the net proceeds from this offering to our Operating Partnership in exchange for the issuance by the Operating Partnership of the New Mirror Note with terms that are substantially equivalent to the terms of the New Notes offered hereby. Our Operating Partnership intends to use the net proceeds to redeem the outstanding aggregate principal amount of our 2021 notes. We may use the remainder of the net proceeds for general business purposes, which may include funding our small balance commercial origination and acquisition pipelines, the possible redemption, in whole or in part, of preferred stock issuable by us to holders of Anworth preferred stock upon completion of the Merger and the repayment of borrowings outstanding under our loan repurchase agreements or credit facilities. Prior to these anticipated uses, we may invest the net proceeds of this offering in interest-bearing, short-term investments, including money market accounts, in each case that are consistent with our intention to continue to qualify as a REIT.

Listing:	We intend to apply to list the Notes being sold in this offering on the New York Stock Exchange (the “NYSE”) under the symbol “RCC” and expect trading of the Notes to commence thereon within 30 days after the original issue date.

CUSIP/ISIN:	75574U606 / US75574U6064

Book-Running Managers:	Keefe, Bruyette & Woods, Inc. Morgan Stanley & Co. LLC Piper Sandler & Co.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus dated August 4, 2020 and a preliminary prospectus supplement dated February 8, 2021) on Form S-3 (File No. 333-240086) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the documents incorporated by reference therein for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from Keefe, Bruyette & Woods, Inc., A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, or by calling toll-free 1-800-966-1559, or by email at USCapitalMarkets@kbw.com, or Morgan Stanley & Co. LLC at 1585 Broadway, 4th Floor, New York, NY 10036, or by calling toll-free 1-800-584-6837, or by email at prospectus@morganstanley.com, or Piper Sandler & Co. at 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, or by calling toll-free 866-805-4128, or by email at fsg-dcm@psc.com.

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